Filed Pursuant to Rule 253(g)(2)
File No. 024-11530

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 23 DATED AUGUST 17, 2022
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 30, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Aspect Promenade Controlled Subsidiary

On May 30, 2018, an affiliated entity acquired ownership of Aspect Promenade JV LP (the “Aspect Promenade Controlled Subsidiary”) for an initial purchase price of $18,158,000, which was the initial stated value of its equity interest in the Aspect Promenade Controlled Subsidiary (the “Aspect Promenade Bella Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds of the Aspect Promenade Bella Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 432 units located at 3101 Segreto Lane, Kissimmee, FL 34747 (the “Bella Apartments”).

On July 18, 2018, the affiliated entity made an additional investment in the Aspect Promenade Controlled Subsidiary for approximately $7,486,000 (the “Aspect Promenade EnV Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds of the Aspect Promenade EnV Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (“The EnV Property”).

On August 28, 2018, we acquired an unsecured bridge loan with a maximum principal balance of approximately $9,702,000 (the “Sterling Town Center Bridge Loan”) to the borrower, Sterling Integra JV LP, a Delaware limited liability company (“Sterling Integra”), which used the Sterling Town Center Bridge Loan proceeds to acquire a single stabilized garden-style multifamily property called Sterling Town Center totaling 339 units located at 7880 Triangle Promenade Dr, Raleigh, NC 27616 (“Sterling Town Center”). Details of this acquisition can be found here.

On March 28, 2019, the Sterling Town Center Bridge Loan was converted into equity of the Aspect Promenade Controlled Subsidiary worth approximately $9,702,000, which was the initial stated value of our equity interest in the Aspect Promenade Controlled Subsidiary. See details of the equity conversion here.

On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold The EnV Property for a sales price of approximately $110,000,000. Proceeds from the sale totaled approximately $70,630,000, net of repayment of $37,620,000 of outstanding senior loans and closing costs of approximately $2,150,000. Our distribution received from the sale totaled approximately $9,916,000. The Aspect Promenade Controlled Subsidiary continues to own and operate the Bella Apartments and Sterling Town Center.